UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

KING RESOURCES, INC.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
495660102
(CUSIP Number)
Unit 1813, 18/F, Fo Tan Industrial Centre 26-28 Au Pui Wan Street Fo Tan, Hong Kong + 852 3585 8905
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 25, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	495660102
1. Names of Reporting Persons.
SILVER BLOOM PROPERTIES LIMITED

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds: WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization: HONG KONG

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power;
2,126,865,672

8. Shared Voting Power
0

9. Sole Dispositive Power
2,126,865,672

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 2,126,865,672

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13. Percent of Class Represented by Amount in Row (11): 44.238%

14. Type of Reporting Person: CO

2

CUSIP No.	495660102
1. Names of Reporting Persons.
LUNG Yuen

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds: WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization: HONG KONG

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power;
0

8. Shared Voting Power
2,126,865,672

9. Sole Dispositive Power
0

10. Shared Dispositive Power
2,126,865,672

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 2,126,865,672

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13. Percent of Class Represented by Amount in Row (11): 44.238%

14. Type of Reporting Person: IN

3

Item I. Security and Issuer

The class of equity securities to which this statement relates is the common stock, $0.001 par value per share (the "Common Stock"), of King Resources, Inc., a Delaware corporation (the "Company"). The principal executive office of the Company is located at Unit 1813, 18/F, Fo Tan Industrial Centre, 26-28 Au Pui Wan Street, Fo Tan, Hong Kong.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed by Silver Bloom Properties Limited ("SB"), and LUNG Yuen (collectively, the "Reporting Persons").

(b)	The address of the principal business of the Reporting Persons is Unit 1813, 18/F, Fo Tan Industrial Centre, 26-28 Au Pui Wan Street, Fo Tan, Hong Kong.

(c)	SB is a Hong Kong private limited liability company. It is wholly owned by LUNG Yuen, who serves as its sole executive officer and director. Ms. LUNG's principal occupation is a director and businesswoman.

(d)	During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

(f)	Ms. LUNG is a citizen of Hong Kong. SB was incorporated under the laws of Hong Kong.

Item 3. Source and Amount of Funds or Other Consideration

On December 15, 2021, the Company acquired 50,000 shares of Powertech Management Limited, a limited liability company organized under the laws of the British Virgin Islands (“Powertech”), representing all of its issued and outstanding securities, from its shareholders Silver Bloom Properties Limited and FU Wah in exchange for 2,835,820,896 shares of our Common Stock. In connection with the acquisition, each of Silver Bloom Properties Limited and FU Wah received 2,126,865,672 and 708,955,224 shares of our Common Stock, respectively. Powertech operates its smart power supply business through its wholly owned subsidiary Powertech Corporation Limited, a limited liability company organized under the laws of Hong Kong. The Company relied on the exemption from registration pursuant to Section 4(2) of, and Regulation D and/or Regulation S promulgated under the Act in selling the Company's securities to the shareholders of Powertech.

Prior to the Share Exchange, the Company was considered as a shell company due to its nominal assets and limited operation. As a result of our acquisition of Powertech, the Company entered into the smart power supply business.

The funds used to acquire the foregoing shares of common stock of the Company were provided through SB's working capital.

4

Item 4. Purpose of Transaction

The acquisition by the Reporting Persons of the Shares (as hereinafter defined) as described herein was effected because of the belief that the Shares represent an attractive investment. Depending on prevailing market, economic and other conditions, the Reporting Persons may from time to time acquire additional Shares or engage in discussions with the Company concerning future acquisitions of shares of its capital stock. Such acquisitions may be made by means of open-market purchases, privately negotiated transactions, direct acquisitions from the Company or otherwise. The Reporting Persons intend to review its or her investment in the Company on a continuing basis and, depending upon the price and availability of shares of the Company's capital stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of her investment in the Company.

As a significant stockholder in the Company, SB and Ms. LUNG may vote its or her shares or otherwise cause the Company to enter into acquisitions and strategic partnerships to expand the business of the Company. These acquisitions or strategic partnerships may be funded through the issuance of additional securities of the Company, working capital or a combination of both.

Additional Disclosure

Except as set forth above in this statement, none of the Reporting Persons has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)	The percentages used herein are calculated based upon 4,807,802,061 shares of the Common Stock outstanding as of May 31, 2022.

(b)	SB is the direct owner of 2,126,865,672 shares of Common Stock (the "Shares") representing approximately 44.238% of the outstanding shares of Common Stock and has the sole power to vote or to direct the vote and to dispose or direct the disposition of the Shares. Ms. LUNG is the sole shareholder, executive officer and director of SB and is deemed to have beneficial ownership of the Shares. Ms. LUNG has shared power to vote or to direct the vote and to dispose or to direct the disposition of the Shares.

(c)	The Reporting Persons did not effect any transactions in the Shares during the sixty days before the date of this Schedule 13D.

(d)	Except as set forth in this Item 5, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)	Not applicable.

5

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosures set forth in Item 4 hereinabove is hereby incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

None

6

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2022	Silver Bloom Properties Limited

/s/LUNG Yuen
LUNG Yuen
Its: Director

Dated: June 7, 2022	/s/LUNG Yuen
LUNG Yuen

7